Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 15 DATED NOVEMBER 29, 2021 TO THE

PROSPECTUS DATED MARCH 19, 2021

This prospectus supplement no. 14 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated March 19, 2021, prospectus supplement no. 1 dated April 15, 2021, prospectus supplement no. 2 dated April 29, 2021, prospectus supplement no. 3 dated May 17, 2021, prospectus supplement no. 4 dated June 15, 2021, prospectus supplement no. 5 dated July 8, 2021, prospectus supplement no. 6 dated July 12, 2021, prospectus supplement no. 7 dated July 15, 2021, prospectus supplement no. 8 dated August 16, 2021, prospectus supplement no. 9 dated September 7, 2021, prospectus supplement no. 10 dated September 15, 2021, prospectus supplement no. 11 dated September 15, 2021, prospectus supplement no. 12 dated September 22, 2021, prospectus supplement no. 13 dated October 15, 2021, and prospectus supplement no. 14 dated November 15, 2021 (collectively, the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•	to disclose each of our commercial mortgage loans entered into since November 12, 2021 as of November 22, 2021, and to add a new footnote to the table of commercial mortgage loans;
•	to disclose our entry into a Loan Participation Agreement (as defined below) with respect to certain of our commercial mortgage loans; and
•

to supplement the disclosure under “Competition for Originating, Acquiring, Managing and Selling Investments” to reflect our entry into the Loan Participation Agreement with an Other Sound Point Account.

Commercial Mortgage Loans Held for Investment

The following information supplements the table of select loan information on page 73 of our prospectus, as previously supplemented, to (i) add each of our commercial mortgage loans entered into since November 12, 2021 as of November 22, 2021 ($ in thousands), (ii)  add a new footnote for certain loans in the table of loans as of September 30, 2021, that was included in prospectus supplement no. 14 on p. 28 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, and (iii) add a new section describing a Loan Participation Agreement entered into by our Operating Partnership with respect to certain of our commercial mortgage loans:

Since November 12, 2021

Origination Date	Loan Type (1)	Principal Balance	Cash Coupon (2)	All-in Yield (2)	Maximum Maturity (3)	State	Property Type	LTV (4)
11/16/21	First mortgage	$21,150	L+3.05%	3.2%	12/9/26	TX	Multifamily	74%
11/17/21	First mortgage	$22,650	L+2.85%	3.0%	12/9/26	SC	Multifamily	71%
(1)	First mortgage loans are first position mortgage loans.
(2)

Cash coupon is the stated rate on the loan. All-in yield is the present value of all future principal and interest payments on the loan and does not include any origination fees or deferred commitment fees. Our first mortgage loans are all floating rate and each contains a minimum LIBOR floor.

(3)	Maximum maturity assumes all extension options are exercised by the borrower; however, loans may be repaid prior to such date.
(4)	Loan-to-value (“LTV”) was determined at loan origination and is not updated for subsequent property valuations or loan modifications.

New Footnote (7) to the Table of Loans as of September 30, 2021

A new footnote number (7) that corresponds to loan numbers 1, 2, 4, 5, 9, 11, 15, 16, and 18 is added to the table of loans as of September 30, 2021:

(7)

An 80% undivided senior interest (“Participation A”) in each of these loans, which includes the right to receive priority interest payments at a rate negotiated in a Loan Participation Agreement, was sold by our Operating Partnership for $109.5 million, which represents the total initial Participation A principal balances of these loans under the Loan Participation Agreement. Our

Operating Partnership has retained a 20% undivided subordinate interest (“Participation B”) in each of these loans, the initial Participation B principal balances of which total $27.4 million.

Loan Participation Agreement

On November 15, 2021, our Operating Partnership entered into a Master Participation Agreement (the “Loan Participation Agreement”) with American Family Life Assurance Company of Columbus, a Nebraska corporation (“Participant A”), pursuant to which Participant A has purchased a senior participation interest in each of certain mortgage loans held by our Operating Partnership, the aggregate unpaid principal balance of which is approximately $136.9 million (collectively, the “Participation Loans”).

Participant A purchased from our Operating Partnership, as the noteholder, Participation A in each of the Participation Loans for $109.5 million, which represents the total initial Participation A principal balances of the Participation Loans. Our Operating Partnership has retained Participation B in each of the Participation Loans, the initial Participation B principal balances of which total $27.4 million. The rights of our Operating Partnership to receive payments of interest, principal and other amounts with respect to Participation B are junior, subject and subordinate to the rights of Participant A to receive payments of interest, principal and other amounts with respect to Participation A, except that our Operating Partnership’s right to receive exit fees, deferred origination compensation and draw fees payable in connection with additional advances and any other fees payable under applicable loan documents to the lender is generally not subordinate to the rights of Participant A.

The Loan Participation Agreement provides that our Operating Partnership generally will exercise the rights of the noteholder under each Participation Loan as the directing participant but allows Participant A to prohibit certain actions from being taken with respect to a Participation Loan, such as the modification of a payment or other monetary term of a loan, without the consent of Participant A and makes Participant A the directing participant if there has been a reduction in the appraised value of the mortgaged property, principal payments have been made or realized losses have been incurred in each case in certain amounts and  subject to certain conditions.

The Loan Participation Agreement generally will terminate upon: (a) the mutual agreement by the parties evidenced in writing; (b) 90 days after each of the Participations is paid in full; or (c) 90 days after payment (or provision for payment) to the participants of all amounts held by or on behalf of the servicer and required under the servicing agreement then in effect, to be so paid on the last remittance date following the final payment or other liquidation (or any advance with respect thereto) of the mortgage loans or the mortgaged property.

Conflicts of Interest

The following information regarding the Loan Participation Agreement supplements the discussion under “Competition for Originating, Acquiring, Managing and Selling Investments” that begins on page 104 of our prospectus:

Under the Loan Participation Agreement described above under “Commercial Mortgage Loans Held for Investment,” Participant A is entitled to receive, among other payments, a priority interest payment on the Participation A principal balances. In determining the interest rate to be paid to Participant A, our Sub-Advisor advised the Company on market rates of interest being paid on senior tranches of CLOs, which are interests in loans comparable to Participation A, and a well-known national advisory, accounting, audit and consulting firm provided an opinion letter to our board of directors and Participant A concluding that the interest rate to be paid to Participant A falls within a range of market rates based on a review of (1) the loan-to-value ratios for each underlying property “as stabilized” and independent research on similar types of loans that were recently originated on mixed-use, multifamily, and office properties and (2) loan spreads published by third-party market participants. Our board of directors, including all of the independent directors, determined that the Loan Participation Agreement is fair and reasonable to the Company and on terms and conditions not less favorable to the Company than those available from unaffiliated third parties.

Sound Point Capital Management is separately engaged in an ongoing business relationship with an affiliate of Participant A pursuant to which Sound Point Capital Management or its affiliates make and manage loan investments for the affiliate of Participant A and will earn fees on the additional assets under management represented by the Participation A interests in the Participation Loans. Several of our officers, including two executive officers one of whom also serves as a director of the Company, hold positions at the Company’s Sub-Advisor and are employed by Sound Point Capital Management or its affiliates. To mitigate the Sub-Advisor’s conflict of interest, our Advisor and Sub-Advisor have agreed with each other that in the event that the Operating Partnership is the directing participant with respect to any mortgage loan underlying the Loan Participation Agreement, and a monetary default or a material non-monetary default (as such terms are defined in the Loan Participation Agreement) occurs and is continuing with respect to such mortgage loan, then the Sub-Advisor will not exercise any rights or remedies permitted to the directing participant under the Loan Participation Agreement with respect to such mortgage loan without the prior written consent of the Advisor, which consent will not be unreasonably withheld, conditioned or delayed.